Filed by The Trust Company of New Jersey Pursuant to Rule 425
under the Securities Act of 1933

Subject Company: The Trust Company of New Jersey
Commission File No. 132-02270
January 29, 2004

This filing relates to a proposed merger of The Trust Company of New Jersey, a New Jersey state-chartered bank (“Trustcompany”) and North Fork Bank (“North Fork Bank”), a New York state-chartered bank and a wholly owned subsidiary of North Fork Bancorporation, Inc. (“North Fork”), pursuant to the terms of an Agreement and Plan of Merger dated as of December 16, 2003 by and among North Fork, North Fork Bank and Trustcompany.

The following is a press release issued by Trustcompany on January 28, 2004 regarding results for the three months and year ended December 31, 2003:

Contact:	William S. Burns Executive Vice President & CFO The Trust Company of New Jersey (201) 420-4946

For Immediate Release

The Trust Company of New Jersey Reports Financial Results
for  the Full Year and Fourth Quarter of 2003, the Planned Closing of 20 In-Store
Branches and Progress toward Merger with North Fork Bancorporation;
Declares $0.18 per Share Quarterly Dividend

Jersey City, N.J., January 28, 2004 – The Trust Company of New Jersey (the “Company” or “Trustcompany”) (Nasdaq: TCNJ ) today reported net income for the year ended December 31, 2003 of $21.0 million, or $1.11 per diluted share, compared with $38.0 million, or $2.03 per diluted share, for 2002. For the fourth quarter of 2003, Trustcompany experienced a net loss of $1.6 million, or $0.09 per diluted share, compared to net income of $10.0 million, or $0.53 per diluted share, for the third quarter 2003 and $7.5 million, or $0.40 per diluted share, for the fourth quarter of 2002. The loss in the fourth quarter 2003 arose principally from charges incurred in connection with the pending merger with North Fork Bancorporation (“North Fork”). The Company also announced today that its Board of Directors has declared a cash dividend on its common stock of $0.18 per share. The dividend is payable on March 1, 2004 to shareholders of record on February 13, 2004.

During the fourth quarter 2003 the Company completed the previously announced closing of 9 in-store branches, recognizing a pretax charge of $0.8 million. The Company also plans to close an additional 20 in-store branches, continuing a strategy of closing underperforming locations. These closings are expected to occur no later than May 2004, prior to the anticipated closing of the merger with North Fork. It is estimated that a pretax charge of $7.0 million will be recognized in the second quarter 2004. Consistent with its previous experience, the Company believes that it will retain a major portion of the deposits and customer relationships of these branches. Trustcompany estimates that the 29 in-store closings will contribute $4.0 million in pretax earnings on an annual basis.

Alan J. Wilzig, Chairman and CEO of Trustcompany, commented, “Core operations for the recent quarter continued to exhibit strength. Revenue growth remained robust, reflecting a net interest margin that widened by 24 basis points, increased service charges and fees, and an improved business mix.” With respect to North Fork, Mr. Wilzig noted, “Our pending merger, announced in December, remains on track for a second quarter closing.” The Company reported that bank regulatory applications have been filed and a shareholder meeting seeking approval of the merger is currently expected to take place in April.

Net interest income for the fourth quarter 2003 increased by 9.9% to $33.2 million from $30.2 million in the third quarter 2003, and increased 4.7% from $31.8 million in the fourth quarter 2002. The net interest margin for the current quarter was 3.55%, representing a 24 basis point increase from the 3.31% achieved in the third quarter 2003, and a 17 basis point improvement from the fourth quarter 2002. Fourth quarter 2003 net interest margin was positively impacted by an increase in lower cost core deposits, loan growth, a lower level of bond premium amortization and previously announced debt restructurings. Average interest earning assets were $3,958 million in the fourth quarter 2003, $3,879 million in the third quarter 2003 and $4,014 million in the fourth quarter 2002. Average lower cost core deposits amounted to $1,883 million in the fourth quarter 2003, an increase of $22 million over the linked quarter and an increase of $69 million over fourth quarter 2002.

Gains from the sale of securitizations and loans amounted to $0.9 million in the fourth quarter 2003 compared to gains of $2.0 million in the third quarter 2003 and $28,000 in the fourth quarter 2002. During the fourth quarter 2003, the Company recorded mortgage servicing rights valuation allowance expense of $1.1 million due to declines in market pricing at year-end 2003 that were not necessarily consistent with the recent trend toward decreased refinancing activity. The Company largely offset this fourth quarter expense by selling mortgage-backed securities resulting in a $0.9 million gain. The mortgage servicing rights valuation allowance adjustment was income of $1.4 million during the third quarter 2003 and expense of $1.4 million in the fourth quarter 2002.

Non-interest income, excluding gains from the sale of securitizations, loans and mortgage-backed securities was $6.5 million for fourth quarter 2003 compared to $6.3 million for the third quarter 2003 and $5.9 million for the fourth quarter 2002. The increase versus prior periods was principally attributable to increased trust fees and insurance commissions.

Non-interest expense, excluding the mortgage servicing asset valuation adjustment was $32.5 million in the fourth quarter 2003 compared to $25.3 million in the third quarter 2003 and $27.5 million in the fourth quarter 2002. The increase in fourth quarter 2003 non-interest expense was due to merger-related charges of $7.2 million and aggregate costs of $2.3 million associated with branch closing expenses; increases in employee benefit plan expenses; the costs related to Trustcompany’s now abandoned plans to form a holding company, issue trust preferred securities and restructure its retirement plans; and special legal and consulting fees. These higher expenses were partially offset by pension income and net gains on OREO. In addition, third quarter 2003 included a $3.3 million charge for the early extinguishment of certain FHLB borrowings.

In connection with its merger agreement with North Fork, Trustcompany committed to sell certain commercial real estate loans to one borrower totaling $29.2 million (including unfunded commitments of $0.9 million). The borrower has recently exhibited a deteriorating financial condition but remains current as to principal and interest. If the Company is unable to sell the loans by the closing date, certain principal shareholders of the Company, including Alan J. Wilzig, have agreed, at North Fork’s request, to purchase the loans for $20 million. Accordingly, during the quarter the Company recognized a charge of $9.2 million and reclassified the remaining balance of the loans to the held-for-sale category.

Total net loan charge-offs (excluding the $9.2 million write-down mentioned above) for the fourth quarter 2003 were $1.2 million versus $0.8 million in the third quarter 2003 and $1.1 million in the fourth quarter 2002. The annualized charge-off ratios, excluding the above-mentioned loans, were 0.22% for the fourth quarter 2003, 0.16% for the third quarter 2003, and 0.23% for the fourth quarter 2002. OREO decreased 9.8% to $3.3 million as of December 31, 2003 from $3.6 million at September 30, 2003, and decreased 66.8% from $9.8 million at December 31, 2002. Total non-accrual loans, excluding loans in the held-for-sale category, were $4.6 million at December 31, 2003, $5.3 million at September 30, 2003 and $4.3 million at December 31, 2002. Non-performing assets, excluding loans held for sale, decreased to 0.18% of total assets at December 31, 2003, down from 0.21% of total assets at September 30, 2003 and 0.32% at December 31, 2002.

Book value per share amounted to $14.48 per share as of December 31, 2003, up slightly from $14.43 per share one year ago. The Company has virtually no intangible assets on its balance sheet. Average core deposits (defined as total deposits less time deposits) as a percent of average total deposits increased to 56.6% for the current quarter from 53.1% a year ago.

The Company’s tier 1 risk-based capital, total risk-based capital and leverage ratios were 9.74%, 10.13%, and 5.81% at December 31, 2003. The Company’s tier 1 risk-based capital and total risk-based capital and leverage ratios were 10.13%. 10.54% and 6.01% at September 30, 2003 and 9.74%, 10.14%, and 5.47% at December 31, 2002. The Company is considered “well-capitalized” under regulatory guidelines.

The Trust Company of New Jersey is one of the largest banks based in New Jersey. It is a full service commercial bank, founded in 1896, that operates over 90 branches and over 150 ATMs throughout New Jersey’s 13 Northern and Central Counties as well as 2 locations in Rockland County, New York. For further information regarding The Trust Company of New Jersey visit our website at www.trustcompany.com.

Non-historical statements in Trustcompany’s press release constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These may be identified by the use of words or phrases such as “believe,” “expect,” “anticipate,” and “potential” or other words or phrases of similar import. These forward-looking statements are based on Trustcompany’s current expectations. A wide variety of factors could cause Trustcompany’s actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, developments, and results of Trustcompany’s business include, among others, interest rate movements, competition from both financial and non-financial institutions, changes in applicable laws and regulations, regulatory initiatives and directives, the timing and occurrence (or non-occurrence) of transactions and events that may be subject to circumstances beyond Trustcompany’s control and general economic and geopolitical conditions.

In addition, this press release contains forward-looking statements regarding North Fork’s acquisition of Trustcompany. These forward-looking statements involve certain risks and uncertainties. Factors that may cause the actual results and experience relating to this acquisition to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of North Fork and Trustcompany are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which North Fork will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which North Fork would be engaged or (8) factors occur which result in a condition to the transaction not being met.

North Fork intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement and other relevant materials in connection with the proposed merger (the “Merger”). The registration statement will contain a proxy statement/prospectus to be distributed to the stockholders of Trustcompany in connection with their vote on the Merger. Investors and security holders are urged to read the registration statement (including the proxy statement/prospectus) and the other relevant materials when they become available because they will contain important information about North Fork, Trustcompany and the Merger.

The registration statement (including the proxy statement/prospectus) and other relevant materials, and any other documents filed by North Fork with the SEC, when they become available, may be obtained free of charge at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other relevant materials, and any other documents filed by Trustcompany with the Federal Deposit Insurance Corporation (the “FDIC”), when they become available, may be obtained at the FDIC, Registration and Disclosure Division, 550 17th Street N.W., Room F-643, Washington, D.C. 20429. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by North Fork by contacting the Corporate Secretary, North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, New York 11747, telephone: 631-844-1252 or by visiting North Fork’s website at www.northforkbank.com. Investors and security holders may obtain free copies of the documents filed with the FDIC by Trustcompany by contacting The Trust Company of New Jersey, Investor Relations, 35 Journal Square, Jersey City, New Jersey 07306, telephone: 201-420-4946.

Trustcompany and certain of its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Trustcompany in favor of the Merger. Information about the interests of Trustcompany’s executive officers and directors in Trustcompany is set forth in the proxy statement for Trustcompany’s 2003 Annual Meeting of Stockholders, which was filed with the FDIC on April 4, 2003. In addition to those interests, Alan J. Wilzig, the Chairman, President and Chief Executive Officer of Trustcompany, will become a director of North Fork following the Merger and will enter into an employment agreement and change of control agreement with North Fork. If and to the extent that Mr. Wilzig will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the proxy statement-prospectus to be distributed to Trustcompany stockholders. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Wilzig and Trustcompany’s other executive officers and directors by reading the proxy statement-prospectus when it becomes available.

The Trust Company of New Jersey
Consolidated Statements of Condition
($ in thousands, except per share amounts)

	Unaudited December 31,

Assets	2003		2002

Cash and due from banks	$117,403		$135,382
Federal funds sold	30,000		50,000

Total cash and cash equivalents	147,403		185,382
Securities:
Available for sale, at market value	1,678,406		1,927,065
Held to maturity (market value $57,081 in 2003 and $54,575 in 2002)	52,427		52,636

Total securities	1,730,833		1,979,701
Loans:
Held for sale	66,095	(1)	251,284
Held in portfolio, net of unearned income	2,132,706		1,790,570
Allowance for loan losses	(10,144)		(9,971)

Loans, net	2,188,657		2,031,883
Premises and equipment	39,135		40,167
Other real estate owned	3,271		9,846
Accrued interest receivable	20,602		24,840
Bank owned life insurance	70,093		67,765
Prepaid pension cost and other assets	78,011		71,218

Total Assets	$4,278,005		$4,410,802

Liabilities and Stockholders' Equity
Deposits:
Non-interest bearing demand	$627,830		$584,979
Interest bearing -
NOW and money market	659,928		700,345
Savings	560,883		513,934
Time	1,458,042		1,638,024

Total deposits	3,306,683		3,437,282
Securities sold under agreements to repurchase
and other borrowings	121,331		71,283
Federal Home Loan Bank advances	550,000		600,000
Deferred taxes and other liabilities	33,668		37,967

Total liabilities	4,011,682		4,146,532
Common stock, $2.00 par value; authorized 72,000,000 shares;
issued and outstanding 18,387,801 in 2003 and 18,312,909 in 2002	36,776		36,626
Additional paid-in capital	30,061		26,762
Retained earnings	185,093		179,179
Accumulated other comprehensive income	14,393		21,703

Total stockholders' equity	266,323		264,270

Total Liabilities and Stockholders' Equity	$4,278,005		$4,410,802

(See accompanying Notes to Financial Data)

The Trust Company of New Jersey
Consolidated Statements of Income
($ in thousands, except per share amounts)

	Unaudited Quarters ended

	December 31, 2003	September 30, 2003	December 31, 2002

Interest Income
Interest and fees on loans	$33,490	$32,709	$35,226
Interest on Federal funds sold	278	294	442
Interest and dividends on securities
Taxable	13,699	12,162	17,954
Exempt from Federal Income Taxes	3,217	3,232	3,387

Total interest income	50,684	48,397	57,009
Interest Expense
Interest on deposits	10,996	11,486	17,556
Interest on borrowed funds	6,440	6,699	7,696

Total interest expense	17,436	18,185	25,252

Net interest income	33,248	30,212	31,757
Provision for loan losses	10,200 (2)	1,000	1,300

Net interest income after provision for
loan losses	23,048	29,212	30,457
Non-interest Income
Service charges on deposit accounts
and other retail banking fees	4,811	4,437	4,529
Trust department income	723	516	468
Bank owned life insurance	781	811	882
Net gains on securities sales	809	185	1,579
Gains on sales of securitizations and loans	937	2,045	28
Other income	297	553	24

Total non-interest income	8,358	8,547	7,510
Non-Interest Expense
Salaries and employee benefits	15,159 (3)	14,064	15,429
Pension expense (income)	(5,730)	(5,701)	(3,891)
Occupancy expense, net of rental income	3,487	3,283	3,468
Furniture and equipment expense	2,372	2,560	2,281
Outside data processing services	1,505	1,471	1,429
Other real estate owned (income) expenses, net	(279)	(567)	1,817
Merger related expenses	7,173	--	--
Loss on early extinguishment of debt	--	3,269	--
Mortgage servicing asset valuation expense (income)	1,147	(1,434)	1,447
Other expense	8,851 (4)	6,919	6,971

Total non-interest expense	33,685	23,864	28,951
Income (loss) before provision for income taxes	(2,279)	13,895	9,016
Provision (benefit) for income taxes	(708)	3,921	1,561

Net Income (Loss)	$(1,571)	$9,974	$7,455

Earnings per Common Share
Basic	($ 0.09)	$0.54	$0.41

Diluted	($ 0.09)	$0.53	$0.40

Weighted Average Shares Outstanding
Basic	18,352,843	18,329,997	18,333,112

Diluted	19,144,784	18,838,987	18,701,342

(See accompanying Notes to Financial Data)

The Trust Company of New Jersey
Consolidated Statements of Income
($ in thousands, except per share amounts)

	Unaudited Years Ended December 31,

	2003		2002

Interest Income
Interest and fees on loans	$134,377		$134,751
Interest on Federal funds sold	1,234		2,928
Interest and dividends on securities
Taxable	55,832		74,556
Exempt from Federal Income Taxes	13,142		12,119

Total interest income	204,585		224,354
Interest Expense
Interest on deposits	50,544		76,333
Interest on borrowed funds	28,103		30,413

Total interest expense	78,647		106,746

Net interest income	125,938		117,608
Provision for loan losses	12,800	(2)	2,200

Net interest income after provision for
loan losses	113,138		115,408
Non-interest Income
Service charges on deposit accounts
and other retail banking fees	19,282		19,306
Trust department income	2,012		1,620
Bank owned life insurance	4,514		4,089
Net gains on securities sales	1,190		9,112
Gains on sales of securitizations and loans	11,439		11,745
Other income	1,003		315

Total non-interest income	39,440		46,187
Non-interest Expense
Salaries and employee benefits	64,606		53,855
Pension expense (income)	(12,110)		860
Occupancy expense, net of rental income	14,587		13,668
Furniture and equipment expense	9,504		8,422
Outside data processing services	5,969		5,737
Other real estate owned expenses, net	1,227		2,034
Merger related expenses	7,173		--
Loss on early extinguishment of debt	6,027		--
Mortgage servicing asset valuation expense	1,002		2,520
Other expense	29,186		23,201

Total non-interest expense	127,171		110,297
Income before provision for income taxes	25,407		51,298
Provision for income taxes	4,378		13,308

Net Income	$21,029		$37,990

Earnings Per Common Share
Basic	$1.15		$2.07

Diluted	$1.11		$2.03

Weighted Average Shares Outstanding
Basic	18,338,712		18,386,331

Diluted	18,933,515		18,694,748

(See accompanying Notes to Financial Data)

The Trust Company of New Jersey
Notes to Financial Data
($ in thousands)

(1)	Includes $46,981 of residential mortgages and $19,114 of commercial real estate loans to a single borrower.

(2)	Includes $9,200 associated with the write-down of one relationship transferred to held-for-sale.

(3)	Includes $437 of stock appreciation rights expense reflecting the increased value of TCNJ common stock resulting from the announcement of the merger with North Fork.

(4)	Includes $1,892 of costs related to branch closings, holding company formation and trust preferred filings, retirement plan restructuring and special legal and consulting fees.